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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13013741

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Clancy (212) 370-5652
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Michael Clancy , , , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of December 31, 2012 , , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANDRES DEJESUS CORDERO
Notary Public - State of New York
No. 01CO6234102
Qualified In New York County
My Commission Expires January 10, 2015

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2012

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2012

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter regarding going concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statement, the Company incurred significant operating losses and along with other matters as set forth in Note 5, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

New York, New York
February 28, 2013

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 2,127,540
Accounts receivable (net of allowance for doubtful accounts of $0)	261,567
Other assets	22,807
Total assets	$ 2,411,914
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 40,854
Unearned revenue	61,875
Due to Parent	360,830
Total liabilities	463,559
STOCKHOLDER'S EQUITY	
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	63,381,421
Accumulated deficit	(61,433,066)
Total stockholder's equity	1,948,355
Total liabilities and stockholder's equity	$ 2,411,914

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Year-End

During 2012, the Company applied to and received approval from FINRA to change their year-end from September 30 to December 31. As such, this financial statement is for the 15-month period ended December 31, 2012.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash and cash equivalents with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as unearned revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued by in ASC 718 for accounting and reporting of share-based payments. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company's tax year-end is September 30. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $165,114 as at December 31, 2012 and was included in Accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2013.

4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the period, the Parent made capital contributions of $11,179,742 to the Company through the forgiveness of payables to Parent in addition to cash contributions totaling $915,000.

5. GOING CONCERN

Currently, the Company's operations are not cash flow positive. The Parent raised $11,436,000 in December 2011 through the issuance of Series 2 Preferred shares of the Parent. In May 2009, the Company launched its AQS marketplace. There are risks related to the development and introduction of a new system, including but not limited to, additional costs to develop, market acceptance and scalability. The Company has incurred a cumulative loss of $61,433,066 since its inception.

The Company does not have cash sufficient to sustain its operations through the end of its next calendar year and these conditions raise substantial doubt that the Company will be able to continue as a going concern. The Company has hired an advisor to explore strategic alternatives and those efforts are underway. There is no assurance that management's efforts will be successful. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company's net capital was $1,829,095, which was $1,798,176 in excess of its required level.

7. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

8. INCOME TAXES

The Company is included in the consolidated federal tax return of the Parent. The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2012, the Company had no uncertain tax positions that have a material impact on the financial statements for the period ended December 31, 2012 and any other open years.

The Company's deferred tax asset at December 31, 2012, amount to approximately $24,580,000. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance because it is not more likely than not that the deferred tax asset will be utilized. The net operating loss carryforwards expire in various years through 2031, subject to limitations pursuant to Internal Revenue Code section 382. The Company has 2008 through 2011 as open tax years.

9. CONCENTRATION OF CREDIT RISK

During the period ended December 31, 2012, four customers accounted for approximately 42% of the Company's total revenues. Amounts due from these customers totaled $32,568 and are included in accounts receivable on the accompanying Statement of Financial Condition. In addition, these balances were subsequently collected.

10. EQUITY INCENTIVE PROGRAM

Effective July 1, 2011, the Parent initiated an Equity Incentive Program ("EIP"). Under the EIP, customers can earn up to 24,000,000 warrants convertible into common shares. These warrants will be awarded based on the level of maintenance fee revenues earned from the participating members over a two-year period.

The fair value of the warrants was determined using a valuation model which incorporated several factors including fair value of the common stock, life of the warrants, risk-free interest rates and an expected volatility. The fair value of the Parent's common stock was determined by an independent valuation specialist based on the December 2011 issuance of Series 2 preferred stock, and taking into account the features of all outstanding classes of preferred stock and warrants.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the issuance of this financial statement.

GrantThornton